UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2007

PEACE ARCH ENTERTAINMENT GROUP INC.
(Translation of Registrant’s name into English)
407-124 Merton Street, Toronto, Ontario M4S 2Z2
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20F or Form 40-F.

Form 20-F

☑

Form 40-F

☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

☐

No

☑

This Form 6-K shall be incorporated by reference into the Registration Statement on Form S-8 (File No. 333-134552) and any other Registration Statement filed by the Registrant which by its terms automatically incorporates the Registrant's filings and submissions with the SEC under Sections 13(a), 13(c) or 15(d) of the Securities Exchange Act of 1934.

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-_______________

Peace Arch Entertainment Markets Record Slate of New Television and Film Content at MIPCOM Global Television Market

Company Continues to Exploit Revenue Generating Opportunities from Fast-Growing Library of Feature Films and Television Programming

Toronto – October 9, 2007 – Peace Arch Entertainment Group Inc. (AMEX:PAE - News) (TSX:PAE.TO - News), an integrated global entertainment company creating and acquiring critically acclaimed film, television and DVD content for worldwide distribution, announced today that the Company is unveiling its largest and most diverse slate of new programming to be commercialized at this year’s MIPCOM television market in Cannes, France. Peace Arch continues to follow through on its strategic plan to capitalize on its growing supply of newly produced and acquired film and television content while concurrently exploiting one of the largest independent film and television libraries in the world.

At MIPCOM, the Company will be licensing to international buyers one new mini-series, eight new feature films, nine lifestyle series and 35 additional titles from the Company’s recently acquired Castle Hill/Dream feature film library.

MIPCOM, which began on October 8, 2007, is the leading global content event for co-producing, buying, selling, financing and distributing entertainment content across all platforms. It provides key decision-makers in the TV, film, digital and audiovisual content, production and distribution industry with the only market conference and networking forum to discover future trends, and to purchase and sell content rights on a global level.

“We are very pleased to announce that in addition to our exciting array of new projects, Peace Arch is now actively commercializing select titles from the more than 500 feature films acquired from Castle Hill,” said John Flock, President and Chief Operating Officer of Peace Arch Entertainment Group. “The international television market is a key industry segment for Peace Arch. We have bolstered our sales team under the leadership of Kevin Byles and built our programming library through production and acquisitions in order to exploit this long term growth opportunity. We intend to continue addressing every opportunity that allows us to generate sustainable revenues to build long-term shareholder value.”

Some of the highlights of the new Peace Arch package to be presented at MIPCOM includes a new four-part television mini-series “Guns,” starring Elisha Cuthbert (“The Girl Next Door,” “24”).  The sweeping crime drama, which is built around illegal international arms trafficking, is scheduled to air on the Canadian Broadcasting Corporation in the fall of 2008.

The Company will also be selling international rights to eight new films that include the thriller “The Last Hit Man,” starring Joe Mantegna (“The Godfather, Part III”), family drama “Ace of Hearts” starring Dean Cain (“Out of Time“), thriller “Grindstone Rd.” starring Fairuza Balk (“Almost Famous”), action movie “Time Bomb” starring Jake Busey (“Starship Troopers”), mystery “Just Business,” starring Gina Gershon (“Bound”), drama “All The Good Ones Are Married,” staring Daryl Hannah (“Kill Bill”), Iraq war drama “The Four Horsemen,” and the documentary “Willard: The Hermit of Gully Lake.”

The lifestyle series include these programs: “Air Dogs” for aircraft enthusiasts, fitness reality series “Bulging Brides,” “Fantasy Lands” for theme park devotees, “The Last 10 Pounds Bootcamp” for fitness/diet advocates, the makeover series “Love It or Lose It,” the home fire restoration program “Project: Phoenix,” the tech series “The Lab With Leo LaPorte,” home makeover series “Makeover Wish,” and the travel series “Uberguide Television.”

Among the titles Peace Arch is offering from its library for the first time are the award winning dramas “The Official Story” and “Matewan,” the science fiction classic “A Boy and His Dog,” the iconic Marx Brothers comedy “A Night in Casablanca” and the horror anthology “The House That Dripped Blood.”

About Peace Arch® Entertainment Group Inc.

Peace Arch Entertainment produces and acquires feature films, television and home entertainment content for distribution to worldwide markets. Peace Arch owns one of the largest libraries of top quality independent feature films in the world, featuring more than 500 classic and contemporary titles. Peace Arch Home Entertainment is one of the leading distributors of DVDs and related products in Canada. Peace Arch Releasing distributes feature films theatrically in the United States and Canada. For additional information, please visit www.peacearch.com.

For more investor-oriented information about Peace Arch Entertainment, visit http://www.trilogy-capital.com/tcp/peace-arch/. For current stock price quotes and news, visit http://www.trilogy-capital.com/tcp/peace-arch/quote.html. To view an Investor Fact Sheet, visit http://www.trilogy-capital.com/tcp/peace-arch/factsheet.html. To read a transcript of a recent Peace Arch investor conference call or listen to an archived recording, please visit http://www.trilogy-capital.com/tcp/peace-arch/conference.html.

Forward-Looking Statements

This press release includes statements that may constitute forward-looking statements, usually containing the words "believe," "estimate," "project," "expect," or similar expressions. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements inherently involve risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. Factors that would cause or contribute to such differences include, but are not limited to, continued acceptance of the Company's products and services in the marketplace, competitive factors, dependence upon third-party vendors, availability of capital and other risks detailed in the Company's periodic report filings with the Securities and Exchange Commission. By making these forward-looking statements, the Company undertakes no obligation to update these statements for revisions or changes after the date of this release.

     Roy Bodner

     Vice President Public Relations

     Peace Arch Entertainment

     (310) 776-7208

     Email Contact: Email Contact

     Or

     Financial Communications

     Trilogy Capital Partners

     Ryon Harms

     (800) 592-6067

     Email Contact: Email Contact

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Peace Arch Entertainment Group Inc.
(Registrant)
Date	October 9, 2007	By	"Mara Di Pasquale"
(Signature)*
Mara Di Pasquale, Chief Financial Officer

*Print the name and title under the signature of the signing officer.

GENERAL INSTRUCTIONS

A.

Rule as to Use of Form 6-K,

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B.

Information and Document required to be Furnished,

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer (I) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or (iii) distributes or is required to distribute to its security holders.

The information required to be furnished pursuant to (I), (ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant's certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness; the results of the submission of matters to a vote of security holders; transactions with directors, officers or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information which the registrant deems of material importance to security holders.

This report is required to be furnished promptly after the material contained in the report is made public as described above.  The information and documents furnished in this report shall not be deemed to be "filed" for the purpose of Section 18 of the Act or otherwise subject to the liabilities of that section.

If a report furnished on this form incorporates by reference any information not previously filed with the Commission, such information must be attached as an exhibit and furnished with the form.

C.

Preparation and Filing of Report

This report shall consist of a cover page, the document or report furnished by the issuer, and a signature page.  Eight complete copies of each report on this form shall be deposited with the Commission.  At least one complete copy shall be filed with each United States stock exchange on which any security of the registrant is listed and registered under Section 12(b) of the Act.  At least one of the copies deposited with the Commission and one filed with each such exchange shall be manually signed.  Unsigned copies shall be conformed.

D.

Translations of Papers and Documents into English

Reference is made to Rule 12b-12(d) [17 CFR 240.12b-12(d)].  Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or materials distributed directly to security holders of each class of securities to which any reporting obligation under Section 13(a) or 15(d) of the Act relates shall be in the English language.  English versions or adequate summaries in the English language of such materials may be furnished in lieu of original English translations.

Notwithstanding General Instruction B, no other documents or reports, including prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the issuer otherwise has prepared or caused to be prepared English translations, English versions or summaries in English thereof.  If no such English translations, versions or summary have been prepared, it will be sufficient to provide a brief description in English of any such documents or reports.  In no event are copies of original language documents or reports required to be furnished.